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                                                                    Exhibit 1


                             YEAR 2001 / 3RD QUARTER
                              RESULTS OF OPERATIONS
                             OF GLOBAL SOURCES LTD.

         THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FINANCIAL STATEMENTS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES AND BELIEFS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

BACKGROUND

         We are a leading enabler of global merchandise trade. Our business began in 1971 in Hong Kong when we launched ASIAN SOURCES, a magazine to serve global buyers importing products in volume from Asia. We then became one of the first business-to-business online marketplaces by launching ASIAN SOURCES ONLINE in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to GLOBAL SOURCES ONLINE.

         Our online marketplace services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our primary online service is creating and maintaining Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on GLOBAL SOURCES ONLINE. We also offer cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information from current and potential suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are various trade magazines and CD-ROMs.

         We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we are now incorporated under the laws of Bermuda and have changed our name to Global Sources Ltd in financial year 2000.


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OVERVIEW

         We derive revenue from three principal activities.

         ONLINE MARKETPLACE SERVICES--Our principal online marketplace services are Marketing Websites, where suppliers present their products and capabilities on GLOBAL SOURCES ONLINE. We also derive revenue from banner advertising and placement fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

         TRANSACTION SOFTWARE AND SERVICES--Currently, customers typically pay a one-time fee for a perpetual license to use our GLOBAL SOURCES TRANSACT software. License fees are based on the number of sites and users for the software product and also include post-contract customer support services for one year. We recognize license fees upon delivery of the software and when no significant obligations remain. Post contract customer support revenue is deferred and recognized ratably over the maintenance period.

         COMPLEMENTARY MEDIA SERVICES--Suppliers pay for advertising in our trade magazines to promote their products and companies. Generally, we publish our trade magazines monthly. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also derive revenue from buyers that subscribe to our trade publications.

         Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

         Our sales costs consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives obtain content for our Marketing Websites and trade magazines, sell our software and receive a commission as a percentage of the revenue generated.


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RESULTS OF OPERATIONS

The following table sets forth our results of operations:


                                          THREE MONTHS ENDED        NINE MONTHS ENDED
                                             SEPTEMBER 30,             SEPTEMBER 30,
                                       ------------------------  ------------------------
                                          2000         2001          2000         2001
                                       -----------  -----------  -----------  -----------
                                       (UNAUDITED)  (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
REVENUES:
  Online marketplace services .......   $  15,242    $  14,020    $  40,371    $  43,220
  Transaction software and services .         332           78          572          248
  Complementary media services ......       9,951        9,031       33,712       26,774
  Other .............................       1,412        1,025        3,367        3,377
                                        ---------    ---------    ---------    ---------
                                           26,937       24,154       78,022       73,619

OPERATING EXPENSES:
  Sales .............................       8,799        8,450       26,997       26,411
  Circulation .......................       3,356        2,761        9,547        8,883
  General and administrative ........       9,200        7,783       25,455       26,083
  Online services development .......       1,538        1,677        3,561        6,989
  Non-cash compensation expense .....      55,275          494       65,608        1,965
  Other non-cash expenses ...........          92          869        1,631        2,607
                                        ---------    ---------    ---------    ---------
TOTAL OPERATING EXPENSES ............      78,260       22,034      132,799       72,938
                                        ---------    ---------    ---------    ---------
INCOME/(LOSS) FROM OPERATIONS .......     (51,323)       2,120      (54,777)         681
                                        =========    =========    =========    =========

                                        ---------    ---------    ---------    ---------
NET INCOME/(LOSS) ...................   $ (51,922)   $     799    $ (55,287)   $  (1,214)
                                        =========    =========    =========    =========

INCOME/(LOSS) FROM OPERATIONS:
  Online marketplace services .......   $ (25,430)   $   3,335      (24,928)   $   8,464
  Transaction software and services..        (344)      (1,456)        (631)      (7,054)
  Complementary media services ......     (23,856)          63      (27,364)      (1,254)
  Other .............................      (1,693)         178       (1,854)         525
                                        ---------    ---------    ---------    ---------
CONSOLIDATED ........................   $ (51,323)   $   2,120    $ (54,777)   $     681
                                        =========    =========    =========    =========


The following table represents our revenue by geographical areas:

                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                     --------------------------- ---------------------------
                                     SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                                         2000          2001            2000          2001
                                     ------------- ------------- ------------- -------------

  Asia ..............................   $  25,096    $  22,461    $  72,755    $  68,265
  United States .....................       1,414        1,318        3,900        4,124
  Europe ............................         256          235          836          699
  Others ............................         171          140          531          531
                                        ---------    ---------    ---------    ---------
  TOTAL REVENUE .....................   $  26,937    $  24,154    $  78,022    $  73,619
                                        =========    =========    =========    =========



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CONSOLIDATED RESULTS

         REVENUE. Our online marketplace services revenue declined from $15.2 million during the three months ended September 30, 2000 to $14.0 million during the three months ended September 30, 2001, a decline of 8%. Our complementary media services revenue declined from $10.0 million during the three months ended September 30, 2000 to $9.0 million during the three months ended September 30, 2001, a decrease of 10%. The decrease was attributable to the effect of the slow down in the US economy. Total revenue declined by 10% from $26.9 million during the three months ended September 30, 2000 to $24.2 million during the three months ended September 30, 2001, due mainly to the effect of the slow down in the US economy.

         During the nine months ended September 30, 2001, our online marketplace services revenues increased despite the effects of slow down in US economy by $2.8 million or 7% to $43.2 million as compared with $40.4 million in the corresponding period last year, as a result of our increased sales efforts and the continuing acceptance by our clients of Global Sources online marketplace services as a way of conducting export trade. Revenues in our complementary media services declined by $6.9 million or 20% to 26.8 million during the nine months ended September 30, 2001 as compared with $33.7 million during the corresponding period last year, as a result of our on-going emphasis on online marketplace services. Total revenues for the nine months ended September 30, 2001 were $73.6 million compared with $78.0 million for the nine months ended September 30, 2000, a decline of $4.4 million or 6% mainly due to the effect of the slow down in the US economy.

OPERATING EXPENSES

         SALES. Sales costs consist of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs declined from $8.8 million during the three months ended September 30, 2000 to $8.5 million during the three months ended September 30, 2001, a decline of 3% due mainly to the decline in revenue.

         Sales costs declined from $27.0 million during the nine months ended September 30, 2000 to $26.4 million during the nine months ended September 30, 2001, a decline of 2% due to the decline in revenue offset partially by the increase in sales support costs in the first quarter of 2001.

         CIRCULATION. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs declined from $3.4 million during the three months ended September 30, 2000 to $2.8 million during the three months ended September 30, 2001, a decline of 18% due mainly to reduction in magazine mailing costs, printing costs and subscription promotion expenses.

         Circulation costs declined from $9.5 million during the nine months ended September 30, 2000 to $8.9 million during the nine months ended September 30, 2001 a decline of 6% due to reduction in subscription promotions cost and magazine mailing costs.

         GENERAL AND ADMINISTRATIVE. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs declined from $9.2 million during the three months ended September 30, 2000 to $7.8 million during the three months ended September 30, 2001, a decline of 15%, due mainly to reductions in content management services costs, marketing expenses and in travel costs.
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         General and administrative costs increased from $25.5 million during the nine months ended September 30, 2000 to $26.1 million during the nine months ended September 30, 2001, an increase of 2% due to increase in information and technology support costs, marketing promotions costs associated with exhibitions activity, fees paid for professional services and the retrenchment costs associated with a planned reduction in headcount during the first half of the year.

         DEVELOPMENT COSTS. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of GLOBAL SOURCES ONLINE, Private Buyer Catalogs and Private Supplier Catalogs. Development costs to fund the expansion of our online marketplace services increased from $1.5 million during the three months ended September 30, 2000 to $1.7 million during the three months ended September 30, 2001, an increase of 13%. This increase resulted from our efforts to continue to enhance our online marketplace services.

         Development costs to fund the expansion of our online marketplace services increased from $3.6 million during the nine months ended September 30, 2000 to $7.0 million during the nine months ended September 30, 2001, an increase of 94%. This increase resulted from our efforts to continue to enhance our online marketplace services.

         NON-CASH COMPENSATION EXPENSES. The Company has issued share awards under a variety of equity compensation plans [ECP] to both employees and team members. The total non-cash compensation expense, resulting from the ECP plans, recorded by the company during the three months and nine months ended September 30, 2001 were $0.5 million and $2.0 million respectively.

         OTHER NON-CASH EXPENSES. Other non-cash expenses consist of amortization of intangibles, software development costs and for the nine months ended September 30, 2000, include the listing expenses incurred in connection with our share exchange.

         Other non-cash expenses during the three months ended September 30, 2001, were $0.9 million, consisting of $0.8 million amortization of software development cost and $0.1 million for amortization of intangibles compared to $0.1 million for the three months ended September 30, 2000 for amortization of intangibles.

         Other non-cash expenses during the nine months ended September 30, 2001 were $2.6 million consisting of $2.3 million amortization of software development cost and $0.3 million for amortization of intangibles compared to $1.6 million for the nine months ended September 30, 2000 consisting of $1.3 million for listing expenses and $0.3 million for amortization of intangibles.

         INCOME FROM OPERATIONS. Income from operations for online marketplace services grew to $3.3 million during three months ended September 30, 2001 from a loss of $25.4 million during three months ended September 30, 2000, an improvement of 113%. The improvement is mainly attributable to reduction in non-cash compensation expenses off-set partially by reduction in online marketplace services revenue. The total income from operations during three months ended September 30, 2001 was $2.1 million as compared to a loss of $51.3 million during the corresponding period of 2000. The improvement was mainly due to reduction in non-cash compensation expenses, off-set partially by decline in total revenue and increase in online services development costs and amortization of software development costs.

         Income from operations for online marketplace services grew to $8.4 million during nine months ended September 30, 2001 from a loss of $24.9 million during the nine months ended September 30, 2000, an improvement of 134%. The improvement is mainly attributable to growth in online marketplace services revenue and the reduction in non-cash compensation expenses compared to the first nine months of last year, off-set partially by increase in online services development costs and general administrative costs. The total income from operations during nine months ended September 30, 2001 was $0.7 million compared to a loss of $54.8 million during the corresponding period of 2000. The improvement was mainly due to reduction in non-cash compensation expenses, off-set partially by reduction in total revenue, increase in online services development costs, general administrative costs and amortization of software development cost.

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         WRITE-DOWN OF INVESTMENT. Based on current economic events and other factors, during the nine months ended September 30, 2001, we recorded a $1.2 million expense for a write down in our investment in an unaffiliated electronic commerce company.

         INCOME TAXES. We reported a tax provision of $0.3 million during the three months ended September 30, 2001 as well as for the three months ended September 30, 2000.

         We reported a tax provision of $0.9 million during the nine months ended September 30, 2001 and as well as for the nine months ended September 30, 2000.

         The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

         NET INCOME. Net income was $0.8 million during the three months ended September 30, 2001, as compared to net loss of $51.9 million during the three months ended September 30, 2000. This improvement was due mainly to reduction in non-cash compensation expenses, off-set partially by reduction in revenue, amortization of software development cost of $0.8 million, increase in online services development costs and $0.9 million write-down of investment in an unaffiliated electronic commerce company.

         Net loss was $1.2 million during the nine months ended September 30, 2001, compared to a net loss of $55.3 million during the nine months ended September 30, 2000. The improvement was due mainly to reduction in non-cash compensation expenses, off-set partially by reduction in revenue, increase in online services development costs, general administrative expenses, amortization of software development costs and write-down of investment in an unaffiliated electronic commerce company.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our activities using cash generated from our operations, supplemented by borrowings from a short-term bank loan, as necessary.

         Net cash generated from operating activities was $9.6 million during the first nine months of 2001 and $7.3 million during the first nine months of year 2000. The primary source of cash from operating activities was net loss as adjusted by non-cash expenses and changes in working capital.

         Net cash used for investing activities was $3.3 million during the first nine months of year 2001 which was used principally for capital expenditures for computers, software and furniture and fixtures. Net cash used for investing activities in the first nine months of year 2000 was $22.4 million, of which $9.7 million was used for the capital expenditure on computers and software and $13.0 million for investment in unaffiliated electronic commerce companies.
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         Net cash used for financing activities was $2.8 million in the first nine months of year 2001, which resulted from $3.0 million repayment of short-term loan, off-set partially by share application money received from a director. Net cash generated from financing activities was $15.3 million in the first nine months of year 2000, resulting from the short term borrowings and $6.0 million capital contributed by minority shareholder in a joint venture.

         On March 13, 2001, we renewed the credit facility with Bank of Bermuda (Isle of Man) Limited for a further twelve month period under the same terms and conditions. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of September 30, 2001, we had drawn $1.0 million under the credit facility as compared to $9.3 million drawn as of September 30, 2000.

         Advance payments received from customers were $16.8 million as of September 30, 2001 and $15.9 million as at December 31, 2000, improving our liquidity. We anticipate that cash on hand, cash generated from operations and short-term bank borrowings will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation.

RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", which addresses financial accounting and reporting for business combinations and SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 141 is effective for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later as well as to all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001. The adoption of SFAS No. 141 and SFAS No. 142 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

         In July 2001, Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on the company's results of operations, financial position or cash flows.

         In August 2001, Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses the accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.
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QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gain or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

         This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

         As of September 30, 2001, we have not engaged in foreign currency hedging activities.